Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

November 12, 2013

Kelvin Leung
Secretary
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Mr. Leung:

Full Value Partners L.P. is a member of the Bulldog Investors group which has filed a Schedule 13D a series of amendments for Firsthand Technology Value Fund, Inc. (the "Fund"). Please refer to those filings for additional information.

We are writing to you in an effort to comply with the complex advance notice requirements of Firsthand Technology Value Fund, Inc. (the "Fund") contained in Section 11 of the its bylaws. We intend to have a representative appear in person or by proxy at the Fund's 2014 annual meeting to (1) nominate the persons named below for election as directors, and (2) present the proposal set forth below.

Full Value Partners owns 100 shares of the Fund in registered name and 57,859 in street name, all of which were purchased since December 2011. Our shares of the Fund are held by J.P. Morgan Clearing Corp. as our nominee.

None of our nominees has any business dealings with the Fund and thus none is an interested person of the Fund. I am the only nominee who owns shares of the Fund. I own 5,000 shares jointly with my wife which were purchased in 2011. There are no arrangements or understandings between either nominee and Full Value Partners in connection with the nominations nor do we believe there are there any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

> Phillip Goldstein (born 1945); c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 – In December 1992, after working twenty-five years as a civil engineer for the City of New York, Phillip Goldstein co-founded what is now Bulldog Investors, a value oriented group of private investment funds that invest primarily in closed-end funds, small cap operating companies, special purpose acquisition companies, and special situations. In 2009, Mr. Goldstein and his business partners formed Bulldog Investors, LLC (f/k/a Brooklyn Capital

Management, LLC), an SEC-registered investment adviser that serves as the investment adviser to: the Bulldog Investors group of private investment funds; Special Opportunities Fund, Inc., a registered closed-end investment company; and certain other private investment funds and managed accounts. Mr. Goldstein has been a director of Imperial Holdings since August 2012. Mr. Goldstein has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity & Income Fund, ASA Ltd., Special Opportunities Fund, and MVC Capital. We believe he is qualified to serve as a director because of his long and varied experience in strategic investments.

Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496 – Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman has been a director and chairman of the audit committee of Imperial Holdings, Inc. since August 2012. Mr. Hellerman also currently serves as a director and chairman of the Audit Committee for MVC Capital, Inc., as director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc., as director, chief financial officer and chief compliance officer for Special Opportunities Fund, Inc., and as director for Ironsides Partners Opportunity Offshore Fund Ltd. Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the Chief Financial Analyst of the AntiFund Division of the U.S. Department of Justice for 17 years. We believe Mr. Hellerman is qualified to serve as a director because of his financial expertise, broad business experience and his experience as a director of numerous other companies.

In addition, we intend to present a proposal that the board should consider authorizing a program to repurchase shares when they are trading at a discount from net asset value.

Please notify us as soon as possible if you would like any further information or if you believe there are any deficiencies in this advance notice letter so that we can promptly cure them. Assuming you are otherwise satisfied, please send us copies of the Fund's Proposed Nominee questionnaire. Thank you.

Very truly yours,

Phillip Goldstein
Principal of the General Partner